GRIFFITHS MCBURNEY CORP.'S EXEMPTION REPORT

Griffiths McBurney Corp., [the "Company"], is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i):

> The broker or dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Griffiths McBurney Corp.".

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Griffiths McBurney Corp.

I, Deborah Starkman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

February 29, 2016